UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 April 2020
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: RNS Headline

Trading Update - April 2020

Overview

●        Positive start to the year; Q1 like-for-like sales +3%
●        Impact of COVID-19 visible since mid-March; actively monitoring the situation
●        The health & safety of our people remains our number one priority
●        Focused on protecting our people, resources, businesses & market positions
●        2020 outlook is uncertain & cannot be reasonably estimated at this time
●        Comprehensive mitigating actions being implemented across the Group
➢ Suspension of all non-essential & discretionary expenditure
➢ Restricting capital expenditure to essential maintenance levels
➢ Reducing working capital in line with lower activity levels
➢ Significant cost & restructuring actions being taken
➢ Temporary lay-offs & furlough arrangements in affected areas
➢ 25% salary reductions for all leadership teams & Board members
●        Strong financial position; over $6 billion of cash & cash equivalents
●      Positive long-term prospects; expected beneficiaries of any future stimulus measures
●      Final dividend proposed; subject to shareholder approval at tomorrow's AGM

Albert Manifold, Chief Executive, said today:

"We have had a good start to the year, and although the global spread of COVID-19 brings challenges for us all, I have no doubt that with the financial strength of CRH and the experience of our leadership teams, we will endure through these unprecedented and uncertain times. All necessary actions are being taken to protect our employees and businesses, and to ensure that we are well positioned for the recovery in our markets."

Announced Wednesday, 22 April 2020

People & Communities

The safety of our people is our number one priority and our approach to workplace safety is uncompromising. In this regard, every effort is being made to ensure that we provide a safe working environment for our employees, contractors and customers, enabling them to carry out their activities in accordance with the various health and safety protocols currently in place across our markets.

Across the Group, our businesses are deeply embedded in our local communities. In an effort to help our communities with the ongoing COVID-19 crisis, several of our businesses are donating personal protective equipment (PPE) and other essential supplies to help local hospitals and communities deal with the current medical emergency.

Trading Impact of Global COVID-19 Pandemic

The current health emergency caused by the global spread of COVID-19 has significant implications for the economies and construction markets in which we operate, and we are following the advice and direction of the World Health Organization (WHO) as well as government and public health authorities across our markets.

CRH continues to actively monitor the rapidly evolving situation and an extensive range of business continuity measures are in place across our operations globally. These measures include enhanced safety and sanitation protocols as well as adjustments to work practices to ensure social distancing is observed.

In an effort to slow the spread of the virus, governments around the world have implemented various restrictions on public gatherings, the movement of people and certain business activities. The impact of these measures on our operations has been visible since the middle of March, however the severity and the operational impact of the restrictions varies significantly from country to country.

In North America, while emergency restrictions have been implemented in all US states, construction has to-date been deemed an 'essential activity' in most markets and is permitted to continue, provided appropriate safety measures are implemented. Our businesses in Pennsylvania, New York City and Washington state have been the most impacted to-date, while our operations in the Southeast, Central and Western US have been less affected. We have also experienced significantly lower activity levels in Ontario and Quebec as a result of government restrictions on construction in both markets. Nevertheless, healthy backlogs and a favourable bidding environment continue to provide support for our business, and although the situation remains fluid, we are starting to see early indications of restrictions being eased across a number of markets.

Our operations in Europe have been more impacted to-date, with nationwide shutdowns being implemented across a number of Western European markets, including the UK, France and Ireland. With the exception of certain essential activities which are permitted to continue, our operations in these markets have been significantly impacted in recent weeks. In the absence of nationwide restrictions on construction activity, our Central and Eastern European businesses have been less impacted to-date.

In the Philippines, government restrictions implemented during the month of March have resulted in significantly lower volumes and activity levels in recent weeks.

Q1 2020 Trading Performance

Notwithstanding the evolving situation with regard to the global spread of COVID-19, the Group had a positive start to the year with first quarter like-for-like [1] sales 3% ahead of 2019.

Americas Materials

First quarter like-for-like sales for our Americas Materials operations were 8% ahead of 2019, benefiting from good underlying demand and pricing improvements in all products. Sales volumes benefited from milder weather in our North and West regions, while wet weather impacted activity levels in the South.

●     Aggregates: Q1 like-for-like aggregates volumes were 13% ahead of 2019, benefiting from favourable weather conditions, particularly in our West and North regions; average year-to-date selling prices increased by 1% with progress in all regions.
●     Asphalt: Good demand in the West offset unfavourable weather in our South region with Q1 like-for-like volumes up 1%; average prices were 1% ahead of 2019.
●     Readymixed Concrete: Like-for-like volumes for Q1 were 6% ahead, driven by strong market conditions in our North region; average prices were 5% ahead of the same period last year.
●     Paving and Construction Services: Sales in our paving and construction services business increased 1% over 2019 with strong year-on-year improvement in the West, partly offset by adverse weather in our South region.
●     Cement: Q1 volumes were 4% ahead of 2019 with strong market conditions in the US, while Canada was impacted towards the end of March by government implemented COVID-19 restrictions; prices were 6% ahead with good momentum in both markets.

[1] Like-for-like movements exclude the impact of currency exchange, acquisitions and divestments

Europe Materials

A solid start to the year for Europe Materials was offset by the impact of COVID-19 related government restrictions across a number of key markets in Europe and Asia during the last two weeks of March. As a result, sales in the first quarter were broadly in line with the same period in 2019.

●     Western Europe: Continued pricing progress was offset by lower volumes which were impacted by government shutdown orders in core markets such as the UK and France towards the end of the quarter.
●     Eastern Europe: Sales were ahead of prior year driven by higher cement volumes and improved pricing. The trading impact of COVID-19 restrictions was less evident in Eastern Europe during the period.
●     Asia: Despite a positive start to the year, cement volumes and prices in the Philippines finished behind Q1 2019, impacted by COVID-19 restrictions experienced in the second half of March.

Building Products

A mild start to the year along with solid demand in North America resulted in like-for-like sales 3% ahead of 2019. Favourable volumes together with pricing progress across most platforms was partly offset by the impact of government implemented COVID-19 restrictions on a number of our operations in Europe and North America towards the end of the quarter.

●     Architectural Products: Like-for-like sales were ahead as good underlying demand was supported by favourable weather in both Europe and North America along with early seasonal purchasing by homecenters in the US.
●     Infrastructure Products: Sales growth was driven by price improvements across most geographies and end-use segments in North America along with solid backlogs entering the year. Progress was partly offset by weaker volumes in Europe during March.
●     Building Envelope: Like-for-like sales were behind Q1 2019 as a result of lower volumes and prices along with the closure of some sites due to government restrictions relating to COVID-19.
●     Construction Accessories: Despite a solid start to the year supported by higher selling prices and good demand in some key markets in Europe, like-for-like sales were behind 2019 as a result of business disruptions in March due to COVID-19.

Mitigating Actions

In this time of unprecedented economic, financial and operational uncertainty, management attention is firmly focused on protecting our business, mitigating any potential adverse financial impact and ensuring the Group is well positioned for the recovery in our markets. CRH has a strong and experienced management team with a proven track record of successfully guiding the Group through several periods of uncertainty and business disruption over the last 25 years. Immediate and comprehensive actions are being implemented to mitigate the financial impact of this current crisis. To-date these actions include:

●      Suspension of all non-essential and discretionary expenditure for the foreseeable future
●      Restricting capital expenditure to essential maintenance levels
●      Strict working capital management; reducing working capital in line with lower activity levels
●      Significant cost and restructuring actions to right-size the business in line with evolving demand levels
●      Consolidating operating locations as we adapt to lower levels of production activity
●      Group-wide recruitment freeze in place
●      Temporary lay-offs and furlough arrangements in areas experiencing significant demand weakness
●      25% salary reductions implemented for all leadership teams and Board members

Financial Position

The Group's balance sheet and liquidity positions remain very strong, with a net debt to EBITDA ratio of 1.7x at year-end 2019. Following a prudent and precautionary decision to draw down its €3.5 billion revolving credit facility, the Group now has cash and cash equivalents of over $6 billion. This is sufficient to meet all maturing debt obligations for the next 4.5 years and the weighted average maturity of the remaining debt is 10.4 years. There are no financial covenants associated with the Group's debt obligations.

Update on Share Buybacks & Dividends

In March the Group completed the latest phase of its share buyback programme, returning a further €200 million of cash to shareholders. This brings total cash returned to shareholders under the Group's share buyback programme to €1.8 billion since its commencement in May 2018. Share buyback decisions are based on an ongoing assessment of the capital needs of the business and general market conditions. In light of the recent market volatility, the Board has decided to postpone the Group's share buyback programme until further notice. As announced on 28 February, the Board has proposed a final cash dividend of €0.63 per share for the consideration of shareholders at tomorrow's AGM.

Outlook

The global COVID-19 pandemic is expected to have a material impact on economic and construction activity across our markets in 2020. Due to the unprecedented level of volatility in our markets and the uncertainty surrounding the extent and duration of government restrictions that are currently being implemented, the impact on CRH's profitability in 2020 cannot be reasonably estimated at this time. The Group continues to monitor the situation closely and further updates will be provided when visibility improves and we have greater clarity over the expected financial performance of the Group in 2020.

The longer-term prospects for CRH remain positive, benefiting from significant financial strength and resilience together with a portfolio of high-quality assets in attractive markets. We have also seen strong efforts from governments and central banks around the world to mitigate the economic effects of the current crisis, and the construction industry is expected to be among the key beneficiaries of any future stimulus measures.

CRH will report its interim results for the six months ending 30 June 2020 on Thursday, 20 August 2020.

CRH plc will host an analysts' conference call at 08:30 BST on Wednesday, 22 April 2020 to discuss the Trading Update. To join this call please dial: +353 (0) 1 553 0196, user PIN *0 (further international numbers are available here). A recording of the conference call will be available on the Results & Presentations page of the CRH website.

Contact CRH at +353 1 404 1000

Albert Manifold             Chief Executive

Senan Murphy               Finance Director

Frank Heisterkamp        Director of Capital Markets & ESG

Tom Holmes                  Head of Investor Relations

About CRH

CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.79,000 people at c.3,100 operating locations in 30 countries. It is the largest building materials business in North America, a leading heavyside materials business in Europe and has positions in both Asia and South America. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com

Disclaimer

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled "Risk Factors" in our 2019 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 22 April 2020
By:___/s/Neil Colgan___
N.Colgan
Company Secretary